January 15, 2020

Matthew Derby, Staff Attorney,

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	CBD Life Sciences Inc. Amendment No. 3 to Offering Statement on Form 1-A Filed October 17, 2019 File No. 024-11005

Dear Mr. Derby:

On behalf of CBD Life Sciences Inc...(the “Company”), we respond as follows to the Staff’s comment letter, dated October 17, 2019, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Amended Form 1-A filed October 17, 2019 The Offering, page 4

1.	Confirm for us the number of shares of common stock authorized following the reverse stock split disclosed on page F-50, the maximum number of shares to be included in the offering, and the number of shares of common stock to be outstanding after the offering. Please revise as appropriate for consistency throughout the filing.

500,000 as per the attached amendment

Notes to the Consolidated Financial Statements June 30, 2019 , page F-8

2.	Please revise to include disclosures related to the January 1, 2019 acquisition of LBC Bioscience Inc. as required by ASC 805.

CBD Life Sciences (FORMERLY OPTIUM CYBER SYSTEMS, INC.)

Consolidated Financial Statements, Six Months Ended June 30, 2019 and June 30, 2018

Common Stock, page F-14

3.	Please revise to disclose the number of restricted shares outstanding related to the LBC Bioscience acquisition. Include a description of the restrictions on the shares in your disclosure.

Financial Statements, page F-28

4.	Your financial statements for CBD Life Sciences, Inc. for the period ended December 31, 2018 appear to combine the financial statements of Optium Cyber Systems, Inc. included on page F-39 and those of LBC Bioscience Inc. included on page F-51 as if the acquisition of LBC Bioscience was completed at the beginning of the earliest period presented instead of the January 1, 2019 acquisition date. Please recast these financial statements as pro forma financial information showing the effects of the acquisition as described in Rule 8- 05 of Regulation S-X. Refer to the requirements of Part F/S, Section (b)(7)(iv).

Please see filed pro forma.

Statements of Cash Flow, page F-43

5.	With regard to the cash flow statements:

•	The $497,410 of net proceeds from issuance of common stock presented on the statements of cash flow on page F-43 does not appear to be a cash transaction per the amounts reported on the Statements of Stockholders' Equity (Deficit) on page F-42.

•	The $1,003,982 reported on page F-43 appears to be a non-cash transaction per page F-42 and should not be reflected in the cash flow statement as a cash transaction.

•	Also, the $572,645 reported on page F-32 appears to relate to the $225,000 and $347,645 non-cash transactions on page F-31 and should not be reflected in the cash flow statement as cash transactions.

•	Confirm to us that all transactions described as "net proceeds from issuance of common stock" reported on all the cash flow statements were cash transactions or revise as necessary.

•	Any non-cash transactions should be disclosed. Refer to ASC 230-10-50-3.

Please see OPTIUM CYBER SYSTEMS, INC., Statements of Cash Flow, Year Ended December 31, 2018 and December 31, 2017

Other

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                 the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge being aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

/s/ John E. Lux

John E. Lux